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                        Filed by Antigenics Inc. (Commission File No. 000-29089)
                           pursuant to Rule 425 under the Securities Act of 1933


Subject Company:  Aquila Biopharmaceuticals, Inc. (Commission File
                  No. 000-12081)

This material is not a substitute for the prospectus/proxy statement Antigenics and Aquila will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information. The proxy statement/prospectus and other documents filed by Antigenics and Aquila with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Antigenics or Aquila.

This material contains forward-looking statements. These include statements about the future financial position of Antigenics and Aquila Biopharmaceuticals, Inc. and their ability to generate positive cash flows, the potential commercial success of programs in development, and the consummation of the merger. Several risks and uncertainties could cause actual results to differ materially from those projected in the forward-looking statements. These factors include the ability to satisfy regulatory requirements, the outcome of clinical trials, the efficacy of products that are commercialized, the ability to

[The following is a transcript of an August 21, 2000 conference call with analysts, investors and others regarding the proposed transaction between Aquila and Antigenics.]

Ladies and Gentlemen:

Thanks for standing by and welcome to the Antigenics/Aquila conference call.

GARY FOSTER - Thank you, and thank you for joining us. I'd like to do a little official business before we start. The following call will include forward looking statements about a proposed business combination and the companies' programs and perspectives, actual results may differ materially from projected in the forward looking statements and listeners should refer to each company's filings with the SEC, particularly the information under the captions "Risk Factors", for cautionary information. Detailed information about the transaction will be in a prospectus and proxy statement the companies will file with the SEC . I now would like to turn it over to Dr. Garo Armen the chairman and CEO of Antigenics.

DR. GARO ARMEN - Thank you Gary and thank you all for attending. I have Dr. Allison Taunton Rigby here who will make remarks right after I, and then will open it up for questions, I'd like to summarize the reasons for this transaction in 5 bullets.

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--  Firstly the two companies, Aquila and Antigenics, have very complimentary technologies, and I will elaborate on the first in just a bit.

-- Secondly we have very complimentary product pipelines, Aquila brings to the table 11 mainly infectious diseases development programs mostly with partners whereas Antigenics has 7 programs, clinical programs in cancer.

-- Thirdly, while Antigenics has kept most of the product in the pipeline to be marketed directly by it in North America, Aquila has assembled a very impressive group of corporate collaborators, which include some of the major companies in the industry.

-- Fourthly, Aquila brings to us a very talented group of individuals. These individuals have been with the company for a very long time, they've excelled in research, they've excelled in operations and they are published extensively. They understand the field of immunology as we do and culturally they constitute an excellent fit for our company.

-- Fifth, Aquila brings to us a wonderful facility in Framingham, MA, which is about 20 miles from our facility in Woburn, MA, and the facility is equipped to make all the products for Aquila's line as well as conduct research, so .......

These are the five bullet points in a nut shell so let me go back and elaborate a little bit on the first one.

When we talk about complimentary technology, as some of you may know, traditionally we've always said there are two important pathways to human response. There's the cellular arm and there's the antibody arm. While Antigenics technology is the depth, we think, in the field for activating t-cells, Aquila is a very good technology in the activation of antibodies and also to some extent t-cells. These two allow us to position our company as the premiere player in immunology, premiere player in the development of products to be able to combat diseases such as cancer, infections and serious infections such as aids, tuberculosis, herpes and so on, as well as degenerative diseases, would classify as things like Alzheimer's, autoimmune diseases such as rheumatoid arthritis, diabetes and so on. So it gives us a very powerful combination of tools to be able to program the immune system appropriately in order to combat these diseases. Also when I eluded to the pipeline in both Aquila and Antigenics. Aquila has 11 products in the pipeline with corporate collaboration these are in clinical development in various stages of clinical development - stage 1, 2, and 3. The pipeline is placed between the areas of infectious disease. There are some cancer programs and a very important degenerative disease program where as our pipeline right now in the clinic is in cancer as you know we have a stage 3 program in renal cell carcinoma and we anticipate that additional stage 3 programs will be initiated over the next 12 months. We also add 6 additional cancer programs in various indications of cancer: Colorectal cancer, Gastroid, Lymphoma, Sarcoma, Pancreatic Cancer and so on. So the two product lines literally fit like a glove to allow us to be major players in both areas and that gives us an ability to position our company to lead the field of immunotherapy. Aquila's list of corporate collaborators is also very impressive, it includes companies like Bristol-Myers Squibb, American Home Products, Smith-Kline Beecham, Elan and so on, and that alone allows us to be able to compliment our own product development for marketing directly in the U.S. so with that


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I'd like to turn the conference over to Allison for her remarks as to the reasons for engaging in this combination.

DR. ALLISON TAUNTON RIGBY - Thank you Garo and thank you all for joining the conference call. I'd like to just give you a little bit of a description of Aquila and its programs and talk about our reasons for doing this transaction and what were the criteria that we used in deciding that merging with Antigenics was the best option for our shareholders. Aquila as many of you know is a well established Biotech Company the history of the company is quite long, which is why we've got may programs at late stage development. We have two technology platforms. The QS21 adjuvant, which is probably amongst the worlds best adjuvants, it works extremely well in generating an antibody response as do other adjuvants, it also is very well known for its ability to stimulate a t-cell response. The adjuvant we have been using to develop products on our own and also it has been licensed to a large number of corporate partners for use in their programs. We also have a second technology. The CD1 antigen discovery technology. This is a newly researched arm of the immune system, which is complimentary to MHC presented peptides. CD1 responses are typically CTL responses the angtigens that are presented through that system are carbohydrates with lipid tales or lipo proteins so the technologies that we have between Antigenics and Aquila are 3 very powerful, very complimentary, very synergistic technologies. Aquila as many of you know is what's called or people call us a microcap, we actually use the phrase nanocap here at Aquila, our market cap has been very low for a long time, and we are to some extent orphaned by wall street, if your market cap is below 100 million its very difficult to get the attention of analysts and of bankers and to get the presence on wall street, and that's been the primary reason why our board decided that its within the best interests of our shareholders to merge the company with a company with a larger market cap where the visibility for our programs could be achieved. We are well financed in fact our current cash resources will take us into quarter 1 of 2002, and that doesn't include any of the milestone payments and all of the revenues that would in fact happen between now and then, our programs continue to be strong, with good technology and good corporate partners so we are not in a position where we have to do a transaction. This is one where we need to get the visibility on Wall Street so that our programs and the full value of our technology can be realized. We have a lot of criteria in terms of who we wanted to merge with. First and foremost the company that we chose had to have a really good set of technology, science and people because if the technology is not there then it would detract from what we do and if you have good technology but you don't have good people than you cant develop there, so our first criteria was good technology and good people. There had to be a technology fit. Synergy. We didn't want to be 2+2 to equal 4 we want 2+2 to equal 10. We also want - so you think about company to have synergy fit, obviously the company that we would choose would be one that had the ability to discover and develop antigens and that is exactly the skills and technology Antigenics has. Location comes into it a little bit, if your going to get the value out of true companies resources its obviously easier if you are closer and then very importantly, for us we wanted a company that was not overvalued on wall street, not undervalued but also not overvalued because we want the combined company to in fact have an increase in its stock price because we think that were putting together a very valuable combination and I personally think that Antigenics fits all of our criteria and most importantly I think its an undervalued company today and one that's got a very strong future, so for us this transaction is a way of allowing our stock holders to get recognition of the value in


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Aquila and we will be part of what is going to be I think one of the best companies in this whole field and a very very successful company - with that I will hand over to Garo.

DR. GARO ARMEN - Well I guess that will conclude our remarks thank you Allison and now let's open it up to questions.

Questions
---------

MIKE KING of Robertson Stevens - Good morning everyone, congratulations on a nice merger. Just wanted to ask a couple of quick questions. Any plans to consolidate or are there any redundancies between Antigenics and Aquila facilities in MA, where there may be some rationalizations available?

DR. GARO ARMEN - The answer is no, the transaction was consummated not for reasons of consolidation but because the 2 organizations are very additive, very complimentary to one another, there's really no redundancies between what our organizations do and what our people do. As you may know Mike, we have been hiring at a very rapid rate for the last year, we have established a very wide range of functions within our organizations and we have been in the process of deepening those functions in each area and having Aquila join us really solidifies that position of depth if you will, so, we do not see any real consolidation of any of the functions other than for efficiency purposes, meaning that there are certain functions that may operate better together not without one another but together and so those are going to be evaluated as we go through the integration process.

MIKE KING - Can you be more specific?

DR. GARO ARMEN - We will hopefully keep the operations in Framingham because it is a state of the art manufacturing facility from QS21 as well as associated research functions here.

MIKE KING - Can you be more specific, what in particular to you get from Aquila, is it regulatory, clinical, what specifically?

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DR. GARO ARMEN - Aquila has been a very advanced company in certain functions.
They bring on board a wonderful research and manufacturing organization, in as well as some capacity in clinical regulatory, Q.A. and Q.C. functions.

MIKE KING - O.K.

DR. GARO ARMEN - The main strengths are manufacturing and research

MIKE KING - I was wondering if I could ask Allison to just give us an update, I know you've got some late stage products in development with partners, you've got some very high quality partners, but can you put the two together and tell us what are the most late stage products in development and who are they with and what are the expected commercialization timelines for those.

DR. ALLISON TAUNTON RIGBY - We have a lot of late stage programs, phase III and phase II are the programs normally put into that category, a number of those are with Smith-Kline Beecham, Vaxgen, Bristol-Myers Squibb and Elan Corp. Most of Smith-Kline Beecham's programs are therapeutic vaccines, they are for treating people who have an infection, hepatitis B for example, human paploma virus, both of these programs have completed the phase II trial and are moving into later stage development. In addition Smith-Kline Beecham has a prophylactic vaccine for malaria, there's a lot of news about that earlier this year Smith-Kline Beecham is planning to take that product into pediatric clinical trials in Africa starting this fall. We have 2 programs with Vaxgen, this is an HIV vaccine prophylactic, Aquila owns the rights to pure GP120 and has licensed that to Vaxgen and in addition we have licensed the use of QS21 the Aids vaccine which is in phase III trials right now by Vaxgen, if that product is successful we will receive royalties on that program and in addition there's a second generation program with Vaxgen which involves the use of QS21 with GP120 and what we found there is that you can reduce the dose of antigen GP120 to about 100th of the amount and that of course has a big ramification in terms of the manufacturing costs and also will allow the development of a broad vaccine. The program with Elan is an Alzheimer's vaccine officially it's for and undisclosed antigen but everybody knows that Elan is working with the peptide beta amyloid. The phase I studies in the U.S. have been completed and additional studies are underway in Europe using multi-immunization schedule. We also have the program with Bristol-Myers Squibb and Progenics which are cancer vaccines involving the granulocyte GM2 and GD2 and one of those is in phase III trials the other in phase II. We would expect to have news on some of these programs over the next 12 months, we expect to have news in the 2nd half of next year on the HIV vaccine and on the human paploma program, there will be information within the year on Hepatitis B and also Elan will of course get data on its trials, in addition we have our own programs stretneumo for the elderly, malaria, and then we have the monocloma antibody, this is the first program from our CD1 technology which stimulates NKP cells and it is actually a

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patient specific therapy which will fit very well with the thinking of
Antigenics. This monocloma will go into clinical trials for cancer early next year.

PETER GINSBERG of Piper Jaffrey - Aquila has partnerships with 3 of the top vaccine companies in the world, those being Smith-Kline Beecham, American Home and Pastor Maria, any chance Garo that you could speak with those folks and potentially partner Oncophage or other vaccines in Antigenics pipeline with those groups, do you feel like you have a better in with those companies at this point?

DR. GARO ARMEN - All of the issues need to be evaluated and obviously this is an excellent question. As we said in the press release this morning we're very committed to continuing and expanding all the corporate collaboration that Aquila has established and a wonderful relationship. In the context of what we may do, as you know we have reserved the cancer pipeline for our own marketing and sales in North America and we have been discussing on a limited basis where several potential partners as well as one existing partner in Europe for marketing in Europe and the rest of the world. We have however also mentioned that there are infectious disease programs within our company that are maturing to the clinical stage early next year and as we enter clinical development with those products and these are by the way non-products they are off the shelf products, it would be appropriate to consider partnering them and the value in it for us will go up significantly as we get closer to the clinical development, which will happen in the next 6 months or so. So the answer to your question is yes, we will fully explore partnering or developing for ourselves our assets appropriately as we go forward, and the Aquila acquisition will help in that process because of the established relationship.

BENTLEY OFFITT of Offitt Securities - Good morning, I'm interested first if Allison could give us a feeling for what you mentioned about the burn rate which you take into the first quarter of 2002 not including any milestone payments or any revenues that the company might produce. I'm interested in basically, can you give us a feeling for what type of revenues you feel could be produced within the next 1 to 1 1/2 year, that's for milestone as well as production sales and second I'm not familiar with Antigenics and I was interested if they can do the same thing, give a feel for what type of revenue contributions that you'll see from that company in the next 1 to 1 1/2 years.

DR. ALLISON TAUNTON RIGBY - Bentley as you know we have always done our projections on a very conservative basis. We do not count on milestone and likeness payments, until we actually receive them, but there are between now and the beginning of 2002 - when they say that our current cash will take us to that point, that is the cash that we have in the bank today, plus, the product sales because product sales we can count on - the milestone payments that potentially could come in will amount to quite a number of millions of dollars. I am loath to project exactly what they will be because they depend on individual clinical programs but we should expect to

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get some milestones from Vaxgen, from Elan Corporation and potentially some other partners so that's the best answer I can give you on that one.

DR. GARO ARMEN - Let me address on the Antigenics side, We have been a company traditionally that has financed our future with equity offerings and we have been very successful in building a substantial war chest where by we have well over 100 million dollars in our bank account, also we have kept up very modest compared to what we have accomplished in the last 6 years of our existence. We have raised approximately 150 million in capital market and used up about 40 million and change since inception, so given that our burn rate this year is estimated by analysts to be somewhere in the neighborhood of 20 million dollars, our cash requirements for our combined operations Antigenics and Aquila, given Aquila revenue stream and cash balance will satisfy our needs in the foreseeable future. In terms of revenue generation we're slated to develop our products to be introduced in the U.S. in the next several years for our own marketing, until then the source of revenue for us will be limited to revenues coming from corporate collaborations, licensing fees and milestone payments, which we anticipate will begin sometime in the next 6 months or so.

BENTLEY OFFITT - Sounds like a very interesting company in the case of Allison I was interested in your product sales, can you discuss what your product sales are, what they include and where you see those going?

DR. ALLISON TAUNTON RIGBY - The product sales currently come from the SCLV Vaccine, the feline leukemia virus vaccine, we provide adjuvant and antigen all made here in Framingham, the product is sold in Europe, U.S., Australia, New Zealand and Japan. The sales are increasing slightly, they've been very consistent with growth, the products been on the market for about 5 years, we also provide QS21 to our partners, but because the product is not yet approved we're compensated for the cost of producing the material through research revenues and because our corporate partners are growing and expanding we know that we will have increased revenues from the QS21 as well, however there not classified because the products not approved as product sales.

CATHLEEN SPRINGER of Dbusiness.com - I just have a question about Antigenics presence in New York City, I understand that that is your corporate headquarters, and I'm just wondering if this merger will affect that presence in any way?

DR. GARO ARMEN - Antigenics presence in New York City is modifying in terms of numbers. We have approximately 25 people in New York and 80 in Woburn, MA. New York includes some of the administrative functions, corporate functions, finance as well as clinical functions so everything

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will be staying as is with no disruptions over a very long period of time obviously we would like to be under one roof, and that will not happen for about 3 or 4 years.

MIKE KING - I just had a quick follow up question regarding CD1 typically carbohydrate antigens aren't terribly immunogenic so I'm just wondering, can you give me a little more color about proof of principle with respect to CD1, where its discovery came from and why might it present itself as an interesting target?

DR. ALLISON TAUNTON RIGBY - The CD1 technology, the whole system was first discovered and developed at the Brigham Women's Hospital in Boston by Michael Brenner and Steven Porccelli and they in fact filed the original patent on the technology. CD1 is a protein, it has a very similar structure to MHC1 and MHC2 but with some critical differences and the protein is present on antigen presenting cells alongside MHC1 and MHC2, the two critical differences are that the CD1 molecule has a very deep groove in top of the molecule lined with hydrophobic amino acids and obviously what that does is it binds to lipid like molecules and the molecules that are presented mostly appear to be carbohydrates with lipid tales. If you think about the many bacterial pathogens, the antigens that are currently use in vaccines are carbohydrates and the carbohydrates when used on their own are notorious for being very poor immunogens and its probably because we've never understood how those molecules could be presented to the immune system because until CD1 was developed, we knew nothing about the lipid tales that are part of the presentation and today things like strepneumo vaccines are simply the carbohydrates from the bacteria and the vaccines are not particularly good. Up until CD1 was discovered, nobody knew how these carbohydrates could be presented because as all of you know MHC1 molecules present peptides, proteins, with the discovery of the CD1 system, of course that opened up a whole avenue towards understanding how these molecules we're presented and there are a number of vaccines that are in development in the clinic or approved that have lipid components that we now believe and in fact know are presented through CD1 and I'll give you some examples like lyme rid, which is the lyme vaccine developed by Smith-Kline Beecham it is a lipo peptide it's a peptide with a lipid tale, if you take the lipid off, the vaccine's very poor, it does not work very well and of course you have to say why is the lipid there? So that it can probably be presented through CD1. The granulocytes are carbohydrates with lipid tales, we know we've proved it through animal studies that they have been presented through CD1 so this opens up a whole new pathway to develop vaccines where we've been pretty unsuccessful so far both in cancer and in infectious diseases, not viral infectious diseases but bacteria, parasites etc. CD1 also is very interesting because the immune response to the stimulated is a CDL response, the reason why, because that's the sort of response you need to get rid of a cancer cell or to remove a pathogen that is inside its cell, such as malaria, CD1 is also interesting because unlike MHC1 and 2 every one of us has the same CD1 molecule so one vaccine will fit all. We wont need to make several different sub types to in fact cover the population and then finally CD1 is improved if you use QS21. MPL will also work, that's the only 2 acumens that we find work with CD1 and of course we have patents covering both of them, we have a very broad patent that covers the use of, basically, if I can paraphrase the main claim, its using a CD1 molecule to stimulate the immune response so of course any molecule that

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works through that pathway will in fact be covered by the base patent in addition to that what we've been doing as we identify antigens we file patents on them and today we have discovered antigens for tuberculosis and for chlamydia and we have also got cancer antigens. We've also discovered the relationship between the t-cells and this is with CD1 and that is the monoclomal antibody which stimulates the same set of t-cells, the MK t-cell therapy. A little complex but I hope I've answered your question Mike.

BENTLEY OFFITT - After that brilliant description by Allison could you tell me what the management structure would be under this proposal would be. Allison what would your position be there?

DR. GARO ARMEN - Let me address that question, the combination of the companies will keep everything intact, Allison has decided that she would like to take on other opportunities and this has been done voluntarily. Allison's input toward combination will be key to us so we'd like her to stay on as long as she can but surely cannot ask her to stay on forever, she's been accustomed to operating as CEO and we cannot deny that opportunity to her in the combination, so I believe the company's CFO has taken an opportunity elsewhere and Allison will be exploring her opportunities as well, while doing that we'll be working with her very closely for the transition period, everybody else in the company stays intact as they are.

DR. GARO ARMEN - If there are no other questions, let me just close by making some remarks on our combination, as Allison said this is a very exciting combination, exciting in the sense that our respected technologies address two very important immunological pathways and this is not just we saying or us saying these things, both of our technologies both the Antigenics technology as well as the Aquila technology has been extensively published, validated by scores of companies and academic institutions around the world, so we feel that we have two very powerful technologies, in order to be able to harvest the power of the immune system to combat very serious diseases so with that I will close and thank you again everyone for participating and I'm delighted to take any questions along with Allison throughout today and in the future.